Daniel L. Forman Partner	1251 Avenue of the Americas New York, New York 10020
T: (212) 419-5904 E:dforman@lowenstein.com

January 15, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Jessica Livingston, David Lin

Re:	Soluna Holdings, Inc.
Amendment No. 2 to the Registration Statement on Form S-1
Filed December 16, 2024
File No. 333-282559

Ladies and Gentlemen:

On behalf of Soluna Holdings, Inc. (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “SEC”) via EDGAR in response to the comment letter from the staff of the SEC (the “Staff”), dated January 14, 2025 (the “Comment Letter”), pertaining to the Company’s above-referenced Amendment No. 2 to the Registration Statement on Form S-1 filed on December 16, 2024. In connection with such responses, the Company is concurrently filing an Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”). Capitalized terms used but not defined in this letter have the meaning given in the Amended Registration Statement.

To assist your review, we have reproduced the text of the Staff’s comments in italics below, followed by responses on behalf of the Company.

Amendment No. 2 to Registration Statement on Form S-1 filed December 16, 2024

General

1.	We note that you are registering, among others, the resale of 140,000 shares of common stock issuable upon the exercise of the warrants (the “Warrants”) issued to the Series B Holder on October 1, 2024, pursuant to the waiver it granted the company in connection with the SEPA. Please file as exhibits to the registration statement (i) the Waiver Agreement, dated October 1, 2024, between the Company and the Series B Holder, as referenced in your response to prior comment 3, and (ii) the form of Warrant and any associated warrant agreement, or tell us why you are not required to do so.

Response to Comment 1:

The Company respectfully acknowledge the Staff’s comment and has filed the Waiver Agreement, dated October 1, 2024, between the Company and the Series B Holder and (ii) the form of Warrant as exhibits 10.120 and 4.21, respectively, to the Amended Registration Statement.

2.	We note your disclosure that, “Northland Securities, Inc. acted as placement agent in connection with the SEPA and is entitled to receive a 6% commission on all funds received by the Company under the SEPA.” Please tell us how you considered providing related disclosure on the prospectus cover page. Also please tell us whether Northland Securities will act as a placement agent for the SEPA shares going forward. Furthermore, please file any written agreement or document memorializing the terms of your arrangement with the placement agent as an exhibit to the registration statement if required by Item 601 of Regulation S-K.

Response to Comment 2:

The Company respectfully acknowledges the Staff’s comment. Northland Securities, Inc. (“Northland”) will not act as placement agent for the SEPA shares going forward, and all of its services in connection with the SEPA are complete. The Company will pay Northland the fee upon the issuance and sale by the Company of the shares to the Investor and such fee is paid irrespective of when the shares are sold by the Investor pursuant to the registration statement. As Northland will not be acting as an underwriter or placement agent in connection with the distribution of the securities by the Selling Holders, no disclosure was included on the cover page of the prospectus.

Because Northland is not acting as an underwriter or placement agent pursuant to which the securities being registered are to be distributed, the Company’s engagement letter with Northland is not required to be filed pursuant to Item 601(b)(1) of Regulation S-K. Furthermore, the Company respectfully advises the Staff that the Company does not believe that the engagement letter is a material agreement under Item 601(b)(10) of Regulation S-K. The engagement letter is an ordinary course engagement agreement pursuant to which Northland is serving as the Company’s placement agent in connection with equity and debt financings of the Company and its subsidiaries.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments about this letter or need any further information, please do not hesitate to call Daniel Forman of Lowenstein Sandler LLP at (212) 419-5904.

Very truly yours,

/s/ Daniel L. Forman
Daniel L. Forman

cc:	John Belizaire, Soluna Holdings, Inc. Steven Siesser, Lowenstein Sandler LLP